Exhibit A

Mr. Ross also directly owns a director stock option to purchase 10,200 shares of Class A Common Stock with (i) exercise price of $20.69 per share, (ii) vesting in three equal annual installments beginning on 02/08/2006 and (iii) expiration on 02/08/2013.